25003264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66321

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/1/2024 (MM/DD/YY) AND ENDING 03/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cypress Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

JUN 30 2025

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

52 Vanderbilt Ave, Suite 501
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Sweeney	(212) 682-2222	kms@cyprs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Sweeney, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cypress Partners LLC, as of 3/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JEFFREY MISHLEY
Notary Public, State of Connecticut
My Commission Expires Dec. 31, 2027

Signature: ____________________

Title:
CFO & COO

____
Notary Public

SEC Mail Processing
JUN 30 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

YSL & Associates LLC
Certified Public Accountants | Member of Parker Russell International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cypress Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cypress Partners, LLC (the "Company") as of March 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Cypress Partners, LLC's auditor since 2016.

New York, NY

June 26, 2025

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2025

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2025

ASSETS

Cash	$ 95,811
Accounts receivable	230,786
TOTAL ASSETS	$ 326,597

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 18,000
Commissions payable	100,083
TOTAL LIABILITIES	118,083
Members' equity	208,514
TOTAL MEMBERS' EQUITY	208,514
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 326,597

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION AND OPERATIONS

Cypress Partners, LLC (D/B/A Cypress Associates) (the "Company"), a Connecticut limited liability company doing business in New York, was formed on October 1, 2003. The Company is a limited purpose broker-dealer that serves as a placement agent for private placements and direct participation programs. The Company also acts as a consultant for companies seeking to raise capital through private offerings, or through mergers and acquisitions. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company operates on March fiscal-year-end.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition and Accounts Receivables

The Company earns fees from mergers and acquisition advisory services and from advising on the private placement of securities.

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which is expects to be entitled for the transfer of promise, goods or services to customers. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition and Accounts Receivables (continued)

entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company's fee income includes monthly service fees and success fees earned in connection with advising companies in mergers and acquisitions. Success fees are recognized at a point in time when the related services are completed, usually at the closing date of the deals. The monthly service fees for the advisory arrangement are recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customers. For the year ended March 31, 2025, $55,000 of revenue was recognized over time and $278,929 was recognized at a point in time.

As of April 1, 2024 and March 31, 2025, the Company's accounts receivable were $14,689 and $230,786, respectively.

Contract Balances

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer and are derecognized when either it becomes a receivable or cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company did not have any contract assets or liabilities at April 1, 2024 and March 31, 2025.

Significant Judgments

Revenue from Contracts with customers includes fees for merger and acquisition advisory services and for advising on the private placement of securities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is made to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant Judgments (continued)

whether constraints on variable consideration should be applied due to uncertain future events.

Income Taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. As a limited liability company, each member is individually liable for the taxes on the Company's income or loss. However, the Company is subject to New York City Unincorporated Business Tax and, when applicable, a provision is included on the statement of operations. The difference between the statutory New York City income tax rate and the current rate is primarily attributed to the non-deductibility of members' compensation and percentage of income allocation.

ASC 740 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax benefit or expense in the current year. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Allowance for Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 requires organizations to measure all expected credit losses for financial assets held at the reporting date based on historical experience, credit quality, age of balances, current and future economic conditions, and reasonable and supportable forecasts.

Management reviews the account receivable balance periodically. An allowance for credit losses and write offs may be based on the Company's expectation of the collectability of its receivables. The company has not provided an allowance for credit losses at March 31, 2025.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2025, the Company had net capital of $77,811, which was $69,939 in excess of its required net capital of $7,872. The Company's net capital ratio was 1.52 to 1.

NOTE 4. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

For year ended March 31, 2025 approximately 44% of the Company's fee income was from one client and 67% of the Company's accounts receivable was from one client.

NOTE 5. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

As of March 31, 2025, the Company is contingently liable as guarantor for an affiliated entity's office lease of $15,310 per month through July 31, 2025. After that date, the lease automatically extends on a month-to-month basis at $6,000 per month, subject to 60 days notice by either the affiliate or the landlord to terminate the lease. The minimum potential amount of future lease payments guaranteed by the Company is $61,240 through July 31, 2025 and $6,000 per month thereafter until the lease is terminated by either party. The Company believes that the affiliate will be able to perform under its respective lease agreement and that no payments will be required, and no losses will be incurred under such guarantee.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

NOTE 7. RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, as amended, between the Company and its affiliate, the affiliate shall provide administrative support to the Company and charge the Company discretionary administrative fees for the services provided. During the year the Company paid $10,000 to its

NOTE 7. RELATED PARTY TRANSACTIONS (continued)

affiliate for the reimbursement of NY PTET tax paid and recorded the payments as administrative expenses on the accompanying statement of financial condition. Additionally, the Company made monthly payments of $5,000 to its affiliate for various administrative and support services. Total paid to the affiliate was $65,000 which was presented as administrative fees. During the year the Company deducted $25,410 from the commission paid to the sales representative for the health insurance paid by its affiliate without reimbursement. At March 31, 2025 commissions payable included $75,000 due the affiliate. The affiliate has agreed to pay the commission on behalf of the company once it receives the funds.

NOTE 8. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of a several classes of services, including investment banking and agency transactions. The Company has identified its Chief Operating Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business including in the forecasting process, to manage the Company. Additionally, CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 77% of its total revenues from two external customers in the fiscal year ending March 31, 2025.

NOTE 9. SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to March 31, 2025 through the auditor's report date, when the financial statements were issued. There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.